

SI

17010040

SEC Mail Processing Section

FEB 28 2017

Washington DC 416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 36th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng, VP - Regulatory Compliance Officer — 212-418-4734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CION Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JASON NG
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NG6320358
Qualified in New York County
Commission Expires March 02, 2019

Signature

Douglas S. Crossman, Senior Managing Director

Title

Notary Public



JASON NG
NOTARY PUBLIC
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)

Statement of Financial Condition

Year Ended December 31, 2016

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
CION Securities, LLC

We have audited the accompanying statement of financial condition of CION Securities, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CION Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 24, 2017

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	423,460
Prepaid expenses		58,747
Due from affiliates		230,279
Total assets	$	712,486
Liabilities and member's equity		
Liabilities:		
Accrued expenses	$	27,060
Due to Parent		74,164
Total liabilities		101,224
Member's equity:		
Member's contributions		27,024,100
Accumulated deficit		(26,412,838)
Total member's equity		611,262
Total liabilities and member's equity	$	712,486

See accompanying notes to Statement of Financial Condition.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)

Notes to Statement of Financial Condition

December 31, 2016

1. Organization

CION Securities, LLC, or the Company, is a Delaware limited liability company. Through June 30, 2016, the Company was a wholly-owned subsidiary of ICON Capital, LLC, or Capital. Capital is a wholly-owned subsidiary of CION Investment Group, LLC (formerly, ICON Investment Group, LLC), or CIG. On July 1, 2016, Capital transferred 100% of its ownership interest in the Company to CIG. Capital and CIG are referred to herein as the Parent for their respective ownership periods. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to manage the sale of interests in alternative investments, including the sale of shares of common stock of CĪON Investment Corporation, or CIC, and shares of beneficial interest of CION Ares Diversified Credit Fund, or CADEX, each an affiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. Management of the Company has evaluated all subsequent events through February 24, 2017, the date the Statement of Financial Condition was issued.

Cash

The Company's cash is held at one financial institution and at times may exceed insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Revenue Recognition

The Company receives dealer-manager fees in connection with the offering of alternative investments. During the year ended December 31, 2016, dealer-manager fees were earned from the sale of shares of common stock of CIC. The amount of dealer-manager fees, typically 3% of the gross proceeds from the sales of shares of CIC, is determined in accordance with CIC's governance documentation. A portion of these dealer-manager fees may be paid, as a marketing

2. Summary of Significant Accounting Policies (continued)

reallowance, to third party broker-dealers that actively assist in marketing efforts to reimburse them for permissible marketing expenses. The amount of this marketing reallowance will vary depending upon separately negotiated agreements with each broker-dealer. This marketing reallowance can total up to 1.5% of the offering proceeds of the shares sold. Revenue and fees are recognized when an investor's subscription agreement is accepted by CIC.

During 2016, the Company received expense reimbursements for certain agreed upon broker-dealer expenses as well as a severance settlement.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

During the year ended December 31, 2016, the Company earned all of its dealer-manager fee revenue from the sale of shares of common stock of CIC. Concentrations of risk with respect to receivables are limited to the receivables included in Due from affiliates, of which 96% were due from CION Ares Management, LLC ("CAM"), the investment advisor of CADEX, as of December 31, 2016.

Recent Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-14, *Revenue from Contracts with Customers*, which requires an entity to recognize revenue in an amount that reflects the consideration expected to be received in exchange for goods or services. The updated standard will replace most existing revenue recognition guidance in US GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The adoption of ASU 2015-14 becomes effective for the Company for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the impact of the adoption of ASU 2015-14 on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02, *Leases*, which requires lessees to recognize assets and liabilities for leases with lease terms greater than twelve months on the balance sheet and disclose key information about leasing arrangements. The adoption of ASU 2016-02 becomes effective for the Company for annual reporting periods beginning after December 15, 2018. The company is currently evaluating the impact of the adoption of ASU 2016-02 on the Statement of Financial Condition.

3. Related Parties

Pursuant to an expense-sharing agreement, CIG pays or incurs the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense-sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. As of December 31, 2016, amounts Due to Parent represent expenses incurred by, but not yet reimbursed to, CIG.

Due from affiliates on the Statement of Financial Condition consists of fees and expense reimbursements recognized but not yet received. As of December 31, 2016, $221,970 of expense reimbursements are due from CAM and are included in Due from affiliates on the Statement of Financial Condition.

The Parent increased its investment in the Company by $4,382,000 through contributions made at various times during the year ended December 31, 2016. The increase was made through direct cash contributions by CIG and Capital.

4. Income Taxes

The Company is a disregarded entity for tax purposes. As a result, the Company has no standalone income tax reporting requirement. The operating results of the Company are included in the consolidated federal and state partnership income tax returns of CIG. CIG files an unincorporated business tax return in New York City. The Company records a tax provision in its financial statements for the portion of tax liability or benefit that it contributes to the NYC unincorporated business tax return of CIG. The tax benefit recorded for the year ended December 31, 2016 is presented within Due to Parent on the accompanying Statement of Financial Condition.

4. Income Taxes (continued)

As of December 31, 2016, the Parent's tax years for 2013, 2014 and 2015 are subject to examination by U.S. federal, state and local tax authorities.

As of December 31, 2016, the Company did not have any uncertain tax positions.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds regulatory requirements.

At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.31 to 1. At December 31, 2016, the Company had net capital of $322,236, which was $315,488 in excess of its required minimum net capital of $6,748.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.